SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH August 06, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	August 6, 2008

TAM Begins New Direct Flights from Brasilia to Buenos Aires

Company will also restart operating flights from Curitiba to the Argentinean capital

São Paulo, August 6, 2008 – TAM (NYSE: TAM; Bovespa: TAMM4) will begin operating direct flights from Brasilia (DF) to Buenos Aires, Argentina, as of August 8. With the launch of this new route, TAM will become the only airline to offer non-stop flights between the Brazilian and Argentinean capitals, allowing passengers to reach their destination more quickly. The new flights will be operated by Airbus A320 aircraft, configured for Business and Economy classes.

The flights will leave Brasilia at 11:00 a.m. and arrive at the Ezeiza International Airport, Buenos Aires, at 2:45 p.m.* In the opposite direction, the flights will leave Buenos Aires at 3:40 p.m.* and will arrive in Brasilia at 7:15 p.m.

This new route will allow passengers coming from Buenos Aires to make immediate connections in Brasilia, with easy access to the destinations served by TAM in the North and Northeast regions. From Brazil, passengers will also have a new option for travel to Buenos Aires, as well as a faster and more convenient journey.

The company will also restart flights from Curitiba to Buenos Aires as of August 8. The flights will leave Curitiba at 11:00 a.m., stop in Porto Alegre, and will arrive at the Ezeiza International Airport at 2:20 p.m.* In the opposite direction, the flights will leave Buenos Aires at 3:30p.m.*, stop in Porto Alegre, and land in Curitiba at 6:40 p.m.

Currently, TAM has 56 flights weekly between Brazil and Buenos Aires, seven of which are flights operated by TAM Airlines, a subsidiary with its Headquarters in Asuncion, Paraguay. With the new routes, TAM will have 63 flights weekly to Buenos Aires, offering direct flights from Brasilia, Curitiba, Porto Alegre, Recife, Rio de Janeiro, Salvador and Sao Paulo. In addition to serving these cities directly, the company has convenient connections with its entire network in Brazil and abroad, allowing the transit of passengers from other destinations.

* Brasilia Time

Investor Relations:	Press Agency:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir	MVL Comunicação
Phone: (55) (11) 3594-0302 / 0304 / 0305

About TAM:
TAM (www.tam.com.br) has been the domestic market leader since July of 2003, and closed June 2008 with 48.6% of market share. The company flies to 42 destinations in Brazil. Through business agreements signed with regional companies, it reaches 79 different destinations in Brazil. TAM's market share among Brazilian companies that operate international flights stood at 75.3% in June. Operations abroad include TAM flights to 15 destinations in the United States, Europe and South America: New York and Miami (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires and Córdoba (Argentina), Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), and Caracas (Venezuela). It has code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 64 other destinations in the U.S., Europe and South America.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 06, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.